

August 19, 2013

Michael Bonn
President, Chief Executive Officer, Chief Financial Officer and
Chairman of the Board of Directors
Colorado Income Holdings, Inc.
7899 South Lincoln Court
Suite 205
Littleton, CO 80122

Re: Colorado Income Holdings, Inc.
Registration Statement on Form S-1
Filed July 23, 2013
File No. 333-190083

Dear Mr. Bonn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

2. We note the "red herring" language above the heading. Please advise whether any preliminary distribution has be made of the Prospectus.

3. Expand to state that you are a development stage company with no operating history or revenues and that there is substantial doubt about your ability to continue as a going concern audit opinion.

4. Also, expand to state that the company is 100% owned and controlled by Mr. Bonn.

5. Revise to disclose that this is a best efforts offering and no minimum amount of notes must be sold. In addition, disclose the ending date of the offering.

Risk Factors

6. We note your statement that you are a development stage company with limited operations. Please revise your summary financial information and the financial statements to comply with ASC 915 or advise us.

Risks Relating to Our Business

7. Revise Risk Factors 9 and 10 so that the heading more accurately describes the substance of the narrative that follows. In this regard, risk factor 9 might be more accurately headed by, "We will be unsuccessful unless we generate returns sufficient to repay the notes" or another similar heading. Risk factor 10 might be captioned, "Additional financing may be necessary to meet loan repayments" or other similar captions.

8. Revise the subheadings of Risk Factors 12 and 14 to be less generic and more specific to your business or company.

9. Revise the narrative of Risk Factors 13 and 14 to eliminate the mitigating and qualifying language, as it is inappropriate in the risk factors section.

10. Add risk factors and expand the discussion in your business section on page 20 to address the risk of making loans at 70% or less of the value of the asset securing the loan and the risks and degree of risk associated with your intended loan types; including, fix and flip, short sales, REO properties, non-performing real estate notes, foreclosures, etc.

We are a development stage company with limited operating history…, page 9

11. The staff notes that the company states that they have generated limited revenues to date. Please revise the risk factor to state that the company has generated no revenues to date.

The Company may work with less sophisticated, experienced or financially..., page 12

12. Expand this risk factor or add an additional risk factor to more fully disclose the risks of the non-conventional lending you intend to engage in to persons with low credit scores or for whom conventional loans are unavailable.

Risks Relating to This Offering

Our Notes are not insured or guaranteed by the FDIC…, page 14

13. You state that you have limited equity. In fact, you have negative equity. Revise the risk factor to disclose that the company has negative equity due to operating losses and minimal contributed capital.

Events of Default, page 17

14. The disclosure references only the failure to pay the 10% interest. Please address failure to pay the higher rates of interest of 11, 12 or 13%.

Management's Discussion and Analysis of Financial Condition…, page 18

15. Please expand the disclosure to address the company's critical accounting policies. With regard to the adoption of new accounting standards, we note you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), and that you have provided a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please expand the filing to state in your critical accounting policy disclosures that your financial statements may not be comparable to companies that comply with public company effective dates.

Description of the Business, page 20

16. Expand to discuss your intended market area, including geographic, population and demographic information such as age, income, and real estate and employment conditions or other information that is material to your proposed business.

17. Revise to discuss how the business will be conducted from a marketing aspect. How will the notes be marketed and how will the loans be made, processed, and serviced.

18. Revise to disclose whether any related party loans or other matters are permissible or not. If so, briefly describe.

19. Revise to disclose the regulations regarding the types of loans you will make in the jurisdictions in which you will make the loans.

Directors, Executive Officers, Promoters and Control Persons, page 25

20. Expand the biographical summary of Mr. Bonn's business experience to specifically disclose his age and how and where he has been employed or engaged during the past 5 years.

21. Identify Mr. Bonn's referenced companies and briefly describe their business history.

Summary Compensation Table, page 27

22. Noting the $100,000 paid to Mr. Bissonette, advise the staff as to why the amounts are not reflected in the financial statements and explain if this is part of the marketing fee or actually salary.

Plan of Distribution, page 28

23. Expand to state that before any commissions or other compensation is paid for the sale of the securities, a post-effective amendment to this registration statement will be filed, naming the agents to be compensated and the compensation arrangements.

Certain Relationships …, page 29

24. Revise to disclose the material terms of the Marketing and Lead Generation Services Agreement and name it as such herein. In addition, noting the date of the Agreement, May 6, 2013, revise to indicate the Agreement terminates on May 5, 2015.

25. We note the statement that MLG Marketing will provide marketing services to the company at a rate of $150,000 for the term of the offering. Please advise the staff if these expenses will be paid from the proceeds of the offering and, if so, include these expenses under the title Use of Proceeds appearing on page 17 and in Part II - Information Not Required in the Prospectus under Item 13. Other Expenses of Issuance and Distribution, as applicable.

Financial Statements

Independent Auditor's Report, page 35

26. Please revise the independent auditor's report under the title Report on the Financial Statements and under the title Opinion to refer to the financial statements audited and to refer to each period for which audited financial statements are provided.

27. Please revise the independent auditor's report to contain a clear statement as to the scope of the audit. In this regard, the audit report must include representations that the audit is conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) for issuers.

Balance Sheet, page 36

28. Please revise the column title June 2013 to be June 30, 2013.

29. Please revise the line item titled Common stock, $0.00 par value to read Common stock, $0.001 par value to be consistent with the disclosure appearing in the Description of Securities – Common Stock appearing on page 31. In addition, revise the par value and additional paid-in-capital amounts, accordingly.

Statement of Operations, page 37

30. Please revise the column titled period ended June 30, 2013 here and in the Statement of Cash Flows appearing on page 38 to the year ended June 30, 2013.

Statement of Stockholders' Equity, page 39

31. Please revise the Statement of Stockholders' Equity to be the Statement of Stockholders' Deficit and report the issuance of 1,000,000 shares of common stock at a par value of $0.001 for $1,000.   Expand the notes to the financial statements to state the nature of this stock issuance and state how fair value was determined for these shares. Please also disclose the number of shares issued to the founder for his cash contribution of $10,000.

Note 1. Organization, Operations and Summary of Significant Accounting Policies

32. The staff notes the statement that the company was formed to engage in the sale of long term notes which appears inconsistent with the offering. Please advise or revise, as applicable.

Going Concern and Managements' Plans, page 41

33. Please expand to state the details of the company's plan to remove the threat to the continuation of its business pursuant to AU Section 341. In this regard, the plan may include a "best efforts" offering so long as the amount of minimum proceeds necessary to remove the threat is disclosed. The plan should enable the company to remain viable for at least the 12 months following the date of the financial statements being reported on.

Item 15. Recent Sale of Unregistered Securities, page 43

34. Please revise the disclosure to state that common stock was issued at a par value of $0.001 and disclose the assumed fair value of the common stock issued to the founder.

Legal Opinion

35. Revise to use the opinion required for debt. In this regard, the opinion should indicate the Notes "will be binding obligations of the registrant" and counsel must opine on the law of the jurisdiction governing the instruments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Chris Harley, Staff Accountant, at 202-551-3695 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel